MEMORANDUM
TO:	Jason Fox U. S. Securities and Exchange Commission
FROM:	Daniel W. Koors Chief Financial Officer & Treasurer Curian Variable Series Trust
CC:	Michael Bell President & Chief Executive Officer Curian Variable Series Trust Susan S. Rhee Vice President & Chief Legal Officer & Secretary Curian Variable Series Trust
DATE:	April 9, 2013
SUBJECT:	Response to Comments to Form N-CSR for Curian Variable Series Trust (the “Trust”) File Nos: 333-177369 and 811-22613

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received telephonically on April 1, 2013 to the Fund’s Form N-CSR filed on March 8, 2013.

The comments, as we understood them, are repeated below in italics, with responses immediately following.

1.
Certain funds of funds did not include a graphical representation of portfolio holdings within the Management’s Discussion of Fund Performance (“MDFP”). It is a best practice to include a graphical representation for all portfolios included in the annual report.

As the funds in question are 100% comprised of investment companies, the referenced disclosure was not included. Going forward, we will include a portfolio composition table which broadly reflects the aggregate investment exposure of the underlying funds.

2.
For certain funds, the graphical representation of portfolio holdings within the MDFP includes a table entitled “Sector Weightings”.  The captions depicted in such column reflect investment types as opposed to sectors.  The column header should coincide with the information reported.

Prospectively, the referenced table will be renamed “Portfolio Composition” as appropriate for certain funds.

3.
Item 27 of Form N-1A requires that the MDFP include a line graph comparing the initial and subsequent account values so long as the annual report contains audited financial statements covering a period of at least six months.  Certain funds contained audited financial statements covering a period of more than six months for which the line graph was not presented.

A line graph will be included in the MDFP for funds with at least 6 months of audited operating history in all future shareholder reports.

4.
The notes accompanying the Schedule of Investments for the Curian/Franklin Templeton Frontier Markets Fund on page 41 include a tabular disclosure of the fund’s investments by country. The Schedule of Investments on page 40 is also categorized by country.  Therefore, it may be more useful for the tabular disclosure to report the fund’s holdings by sector instead of country.

The fund’s investments are reported by sector in a table included in the MDFP on page 15.  Prospectively, for instances when the Schedule of Investments is categorized by country, the country table will be replaced by a sector table in the notes to the Schedule of Investments.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-338-5818.  Thank you for your prompt attention to this matter.

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